Contact

www.linkedin.com/in/larry-epic-717366271 (LinkedIn)

Larry Epic

Visionary Leader at Epic ERA | Transforming Workplace Safety with AI, GPS, & Insurance Innovation | Life-Saving Tech Advocate.

Los Angeles, California, United States

Summary

Larry Epic is a serial inventor and entrepreneur. He uses his broad scope of talents to take a simple thought and create a stunning reality. He is passionate about making life easier with technology and logic, along with beautiful design.

Larry is also a man who cares about his community and society as a whole, but he is the most proud of his children. Leaving this planet in a better place for his family continues to drive him forward and inspires him to create.

Experience

Epic Response Alert

Inventor/Founder

2023 - Present (2 years)

“Epic Response Alert” is a new product created by Mr. Epic, to save thousands of lives every year, across the globe. ERA is something the construction and mining industries have been needing for years and this exciting technology will be a new standard in safety.

The Flux

Inventor/Founder

2021 - Present (4 years)

The “Flux” is one of Mr. Epics current passions and will be revolutionary to the vape world. This technology is superior to anything that currently exists in the market and will change the landscape of the vaping community.

Cloneshipper

Managing Partner

2012 - 2014 (2 years)

In 2012, Mr. Epic decided to explore the new legal, cannabis space. Using his millwright maintenance background, he created the “Clone Shipper.” This invention allows farmers to ship small plants in a container that protects the

root system, protects their structure and has a light inside, which keeps the plants in a photo synthetic state. Mr. Epic and his business were featured in Forbes magazine and he then sold his technology to a publicly traded company in Canada.

Image Projection Hat
Inventor/Founder
2010 - 2014 (4 years)

In 2010 The "Image Projection Hat" was created. This cutting edge technology lead to a huge trend and many celebrities purchasing his invention and personalizing it for their own needs. Soon after creating this hat, he entered into a contract to sell these hats at Hot Topic. In this process he learned design, worked directly with the manufacturers, handled logistics, did his own barcoding and shipping, along with maintaining inventory and managing and meeting deadlines.

Spinners
Inventor
1998 - 2000 (2 years)

At the age of 18 he took his first invention, the "Spinners", to Crager, who took them to market. They were a multi million dollar invention. This inspired Mr. Epic to learn Patent law, business start up, marketing, engineering and manufacturing. He has been unstoppable ever since.

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